UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

IntercontinentalExchange, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45865V100 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 45865V100

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). BP plc
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 0 6. Shared Voting Power: 4,208,224* 7. Sole Dispositive Power: 0 8. Shared Dispositive Power: 4,208,224*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,208,224
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 7.6%**
12.	Type of Reporting Person (See Instructions): CO

*	Shared only by virtue of the fact that each of BP Products North America Inc., BP Oil International Limited and BP Gas Marketing Limited, the record holders of the shares, are indirect, wholly-owned subsidiaries of BP plc.
*	Shared only by virtue of the fact that each of BP Products North America Inc., BP Oil International Limited and BP Gas Marketing Limited, the record holders of the shares, are indirect, wholly-owned subsidiaries of BP plc.
**	Based on 55,466,753 shares of common stock, par value $.01 per share, of IntercontinentalExchange, Inc. outstanding on November 16, 2005 as disclosed by IntercontinentalExchange, Inc. in its filing with the Securities and Exchange Commission pursuant to Rule 424(b)(1) under the Securities Act of 1933 on November 16, 2005.

CUSIP No. 45865V100

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). BP Products North America Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Maryland, United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 0 6. Shared Voting Power: 4,174,043 7. Sole Dispositive Power: 0 8. Shared Dispositive Power: 4,174,043

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,174,043
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 7.5%**
12.	Type of Reporting Person (See Instructions): CO

**	Based on 55,466,753 shares of common stock, par value $.01 per share, of IntercontinentalExchange, Inc. outstanding on November 16, 2005 as disclosed by IntercontinentalExchange, Inc. in its filing with the Securities and Exchange Commission pursuant to Rule 424(b)(1) under the Securities Act of 1933 on November 16, 2005.

CUSIP No. 45865V100

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only). BP Oil International Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 0 6. Shared Voting Power: 34,180 7. Sole Dispositive Power: 0 8. Shared Dispositive Power: 34,180

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 34,180
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 0.1%**
12.	Type of Reporting Person (See Instructions): CO

**	Based on 55,466,753 shares of common stock, par value $.01 per share, of IntercontinentalExchange, Inc. outstanding on November 16, 2005 as disclosed by IntercontinentalExchange, Inc. in its filing with the Securities and Exchange Commission pursuant to Rule 424(b)(1) under the Securities Act of 1933 on November 16, 2005.

CUSIP No. 45865V100

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only). BP Gas Marketing Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 0 6. Shared Voting Power: 1 7. Sole Dispositive Power: 0 8. Shared Dispositive Power: 1

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 0.0%**
12.	Type of Reporting Person (See Instructions): CO

**	Based on 55,466,753 shares of common stock, par value $.01 per share, of IntercontinentalExchange, Inc. outstanding on November 16, 2005 as disclosed by IntercontinentalExchange Inc. in its filing with the Securities and Exchange Commission pursuant to Rule 424(b)(1) under the Securities Act of 1933 on November 16, 2005.

SCHEDULE 13G

Item 1.	(a)	Name of Issuer: The name of the issuer is IntercontinentalExchange, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: The Company’s principal executive offices are located at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia 30328, United States.

Item 2.	(a)

Name of Person Filing:

This statement is filed by:

(i)     BP plc, formed under the laws of the United Kingdom, with respect to the shares of Common Stock (defined in Item 2(d) below) directly owned by BP Products North America Inc., BP Oil International Limited and BP Gas Marketing Limited; and

(ii)    BP Products North America Inc., formed under the laws of Maryland, United States, with respect to the shares of Common Stock directly owned by it; and

(iii)  BP Oil International Limited, formed under the laws of the United Kingdom, with respect to the shares of Common Stock directly owned by it; and

(iv)   BP Gas Marketing Limited, formed under the laws of the United Kingdom, with respect to the shares of Common Stock directly owned by it.

(b)

Address of Principal Business Office or, if none, Residence:

The address of the principal business office of BP plc is 1 St. James’s Square, London SW1Y 4PD, United Kingdom.

The address of the principal business office of BP Products North America Inc. is 4101 Winfield Road, Warrenville, IL 60555, United States.

The address of the principal business office of BP Oil International Limited is Chertsey Road, Sunbury on Thames, Middlesex TW16 7BP, United Kingdom.

The address of the principal business office of BP Gas Marketing Limited is Chertsey Road, Sunbury on Thames, Middlesex TW16 7BP, United Kingdom.

(c)

Citizenship:

BP plc, BP Oil International Limited and BP Gas Marketing Limited are formed under the laws of England and Wales.

BP Products North America Inc. is formed under the laws of Maryland, United States.

	(d)	Title of Class of Securities: Common Stock of IntercontinentalExchange, Inc., par value $0.01 per share (the “Common Stock”).

	(e)	CUSIP Number: 45865V100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

A. BP plc

	(a)	Amount beneficially owned: 4,208,224

	(b)	Percent of class: 7.6%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: -0-

		(ii)	Shared power to vote or to direct the vote: 4,208,224

		(iii)	Sole power to dispose or to direct the disposition of: -0-

		(iv)	Shared power to dispose or to direct the disposition of: 4,208,224

B. BP Products North America Inc.

	(a)	Amount beneficially owned: 4,174,043

	(b)	Percent of class: 7.5%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: -0-

		(ii)	Shared power to vote or to direct the vote: 4,174,043

		(iii)	Sole power to dispose or to direct the disposition of: -0-

		(iv)	Shared power to dispose or to direct the disposition of: 4,174,043

C. BP Oil International Limited

	(a)	Amount beneficially owned: 34,180

	(b)	Percent of class: 0.1%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: -0-

		(ii)	Shared power to vote or to direct the vote: 34,180

		(iii)	Sole power to dispose or to direct the disposition of: -0-

		(iv)	Shared power to dispose or to direct the disposition of: 34,180

D. BP Gas Marketing Limited

	(a)	Amount beneficially owned: 1

	(b)	Percent of class: 0.0%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: -0-

		(ii)	Shared power to vote or to direct the vote: 1

		(iii)	Sole power to dispose or to direct the disposition of: -0-

		(iv)	Shared power to dispose or to direct the disposition of: 1

BP plc, directly or indirectly, owns 100% of BP Products North America Inc., BP Oil International Limited and BP Gas Marketing Limited and, in this capacity, may be deemed to have shared power to vote, direct the vote, dispose or direct the disposition of 4,208,224 shares of IntercontinentalExchange Inc.

The persons reporting on this Schedule 13G were the beneficial owners of the Common Stock prior to the registration of IntercontinentalExchange, Inc.’s shares with the Securities and Exchange Commission.

Item 5.	Ownership of Five Percent or Less of a Class Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. See Exhibit 99.1.

Item 8.	Identification and Classification of Members of the Group. See Exhibit 99.2.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certification.

Each of BP plc, BP Products North America Inc., BP Oil International Limited and BP Gas Marketing Limited make the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2006.

BP plc by

/s/ Patrick Chapman
Signature

Patrick Chapman, Group Treasurer

BP Products North America Inc. by

/s/ Dan Pinkert
Signature

Dan Pinkert, Vice President

BP Oil International Limited by

/s/ Ian Springett
Signature

Ian Springett, Director

BP Gas Marketing Limited by

/s/ Ian Springett
Signature

Ian Springett, Director